UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 16, 2012

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 10-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

FRAMEWORK AGREEMENT WITH GCL-POLY INVESTMENT LIMITED AND CHINA MERCHANTS NEW
ENERGY GROUP LIMITED
On January 16, 2012, China Technology Development Group Corporation (Nasdaq:
CTDC; “we” or "the Company") entered into a Framework Agreement with GCL-Poly
Investment Limited (“GCL”) and China Merchants New Energy Group Limited (“CMNE”)
to set out their intentions and plans to cooperate on development of roof-top solar power plants and systems in the USA and China (the “Framework Agreement”).

Pursuant to the Framework Agreement, among other things, CTDC, GCL and CMNE will restructure Sinofield Group Limited (“Sinofield”), CTDC’s wholly-owned subsidiary, as a platform to realize their cooperation on roof-top solar plants in China. GCL will subscribe and purchase newly issued shares of Sinofield in consideration for HK$48 million in cash, and it is expected that GCL will become a 20% shareholder of Sinofield upon closing of the transaction. CMNE will acquire newly issued shares of Sinofield in consideration for contributing exclusive rights to develop at least 180 MW roof-top solar plants in China (the
“Exclusive Development Rights”), and it is expected that CMNE will become a 55%
shareholder of Sinofield upon closing of the transaction. The Exclusive
Development Rights are mainly comprised of 25-year exclusive rights to develop solar plants on warehouse rooftops of three enterprises within China: China
Merchants Logistics Holding Co., Ltd., China Merchants Bonded Logistics Ltd. and
China Ocean Shipping Agency Shenzhen Ltd. The value of the Exclusive Development
Rights and the final shareholding percentages in Sinofield of CTDC, GCL and CMNE will be finalized and determined by the parties based on due diligence results and an independent appraisal report. Besides the cooperation in China, GCL and
CTDC plan to jointly develop and invest in solar parks in the United States. In addition, the Framework Agreement provides that GCL will assist CTDC in investing in solar parks that have been installed or that are being installed by
GCL in the USA.

GCL is a wholly-owned subsidiary of GCL-Poly Energy Holdings Limited
(HKSE:3800), one of the world’s leading wafer suppliers, which owns a 20 MW solar farm in China in addition to several solar farms with 16 MW in operation in the USA.

CMNE, formerly known as China Technology Investment Group Ltd, holds 18.37% of our outstanding common shares and 100% of our outstanding preferred shares. A wholly-owned subsidiary of CMNE is entitled to the Exclusive Development Rights for 25 years. CMNE’s ultimate parent company is China Merchants Group, one of the top tier state-owned enterprises in China with total assets valued about
US$50 billion.

The provisions of Framework Agreement are not exhaustive and complete and are subject to additional definitive legal documents in connection with the specific transactions contemplated therein. Furthermore, the completion of the transactions is subject to the fulfillment of a number of conditions precedent, including without limitation to, the Board of Director and shareholder approval, results of due diligence, receipt of a fairness report from an independent appraisal firm and all other necessary approvals, permits, consents and authorizations.

The foregoing descriptions do not purport to be a complete description of the terms of the Framework Agreement.

A press release announcing the same subject is furnished and attached hereto as exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: January 17, 2012	By:	Alan Li
	Name:	Alan Li
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release: CTDC Leads Rooftop Solar Development in China